Exhibit 99.3

GreatBanc letterhead

ESOP PARTICIPANT VOTING INSTRUCTION STATEMENT

, 2014

To:                            Participants in the Great Lakes Financial Resources, Inc. Employee Stock Ownership Plan

As a participant in the Great Lakes Financial Resources, Inc. Employee Stock Ownership Plan (the “ESOP” or the “Plan”), you have the right to direct GreatBanc Trust Company, the trustee of the ESOP (sometimes referred to as “we” or “us” or “the “ESOP Trustee”), as to how to vote the shares of common stock of Great Lakes Financial Resources, Inc. (the “Company” or “Great Lakes”) allocated to your account in the ESOP (the “ESOP Account”) in connection with the proposed merger (referred to herein as the “Merger”) of Great Lakes with and into First Midwest Bancorp, Inc. (“First Midwest”), with First Midwest as the surviving corporation.  The Merger is scheduled to be voted upon by the Company’s shareholders at a special meeting of shareholders to take place on December 2, 2014.  The terms of the Merger are set forth in the Agreement and Plan of Merger, dated as of July 7, 2014, that the Company has entered into with First Midwest (the “Merger Agreement”).  Approval of the Merger Agreement and the Merger by a majority vote of the Company’s shareholders is a condition to the consummation of the Merger.

We have enclosed the following documents to assist you with this decision:

•                  this ESOP Participant Voting Instruction Statement (the “Participant Voting Instruction Statement”);

•                  a Confidential Voting Card (the “Confidential Voting Card”) to direct us how to vote the shares of Great Lakes common stock allocated to your ESOP Account;

•                  the Proxy Statement/Prospectus (the “Proxy Statement”) accompanying the Form S-4 Registration Statement as mailed to all shareholders of the Company.  The Merger Agreement is attached as Appendix A to the Proxy Statement; and

•                  a prepaid return envelope.

The terms of the Merger (and the underlying Merger documents) are briefly summarized below and are more fully described in the Proxy Statement.  Because these summaries are brief, you should review the Proxy Statement in its entirety.  If there is any conflict between the Proxy Statement and this Participant Voting Instruction Statement, the Proxy Statement controls.  The Proxy Statement was prepared by First Midwest and the Company, and First Midwest and the Company are responsible for the accuracy of the information contained therein.  The ESOP

Trustee shall have no liability or obligation to any ESOP participant with respect to the Proxy Statement and the information contained therein.

TERMS OF THE MERGER

The terms of the Merger are set forth in the Merger Agreement and summarized in the Proxy Statement.  The transactions contemplated in the Merger Agreement include the merger of Great Lakes with and into First Midwest.  As a result of the Merger, the separate existence of Great Lakes will terminate.  Following this merger, Great Lakes’ wholly owned bank subsidiary, Great Lakes Bank, N.A., will merge with and into First Midwest’s wholly owned bank subsidiary, First Midwest Bank.

As described in more detail in the Proxy Statement, if the Merger is completed, your ESOP Account will be credited with a combination of $112.50 in cash plus a number of fully paid and non-assessable shares of First Midwest common stock in exchange for each share of Great Lakes common stock held in your ESOP Account immediately prior to the completion of the Merger.  The number of shares of First Midwest common stock to be received in exchange for each share of Great Lakes common stock will be determined based on the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market (ticker symbol “FMBI”) on the ten trading days ending on and including the third trading day prior to completion of the Merger.  If such volume weighted average price would cause the total consideration to be received per share of Great Lakes common stock to equal less than $330.00, Great Lakes’ Board of Directors can elect to fix the consideration to be received by Great Lakes stockholders at $330.00 per share and First Midwest will then have the right to set the merger consideration as all stock, all cash or a mix of stock and cash.

Based on the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market for the ten trading days ending on and including [•], 2014, the last practicable date prior to the date of this Voting Instruction Statement, Great Lakes stockholders would receive $112.50 in cash plus [•] shares of First Midwest common stock for each share of Great Lakes common stock that they hold immediately prior to the consummation of the Merger.

BRIEF DESCRIPTION OF WHAT WILL HAPPEN
TO THE ESOP IN CONNECTION WITH THE MERGER

Under the Merger Agreement, Great Lakes will take action to merge the ESOP (including the ESOP Accounts) into Great Lakes’ Employee Savings and Retirement Plan (commonly referred to as the “401(k) Plan”), and then terminate the combined plan prior to the closing of the Merger. In connection with the termination, Great Lakes will amend the combined plan to provide that participants will be able to direct the investment of amounts held in their ESOP Account to the other investment funds available under the 401(k) Plan.

Following the Merger, First Midwest will submit a request to the Internal Revenue Service (“IRS”) for a favorable determination letter with respect to the plan termination.  Although the plan will technically be terminated at or prior to the closing of the Merger, the plan will remain funded until the IRS issues the favorable determination letter.  No distributions will be made from the plan until the IRS issues the favorable determination, other than distributions to participants who have terminated employment with the Company or First Midwest or in the ordinary course of administration. At the time you are entitled to receive a distribution, you will be able to elect to receive the payout in cash (subject to required tax withholding) or make a direct tax-free rollover of your benefits to another eligible retirement plan, including an IRA or another qualified retirement plan that accepts rollover contributions.  In the case of plan participants who remain active employees of First Midwest, a direct rollover may also be made to the First Midwest Bancorp Inc. Savings and Profit Sharing Plan.

TAX MATTERS

You will not recognize any immediate taxable income or tax gain or loss with respect to your ESOP Account or 401(k) Plan benefits as a result of the Merger. The tax treatment of distributions to you of your ESOP Account and other benefits under the 401(k) Plan will vary depending on the circumstances in which you receive the distributions.  These circumstances can include whether your employment has terminated, your age, the form of the distribution and whether you rollover the distribution. In certain circumstances, you may be able to take advantage of a federal special income tax rule concerning “net unrealized appreciation” if you receive a qualifying lump sum distribution that includes shares of First Midwest common stock held in your ESOP Account. You are advised to consult with a tax advisor concerning your decision related to the Merger as well as the income tax treatment of distributions from the ESOP or 401(k) Plan.

ROLE OF ESOP PLAN PARTICIPANTS IN THE MERGER

The Company has scheduled a special meeting of its shareholders to take place on December 2, 2014 to consider and vote on the Merger Agreement and the Merger.  The Merger Agreement and the Merger must be approved by the affirmative vote of a majority of the shares of the Company’s common stock issued and outstanding as of the record date, which is October 9, 2014.

The shares of Company common stock that are owned by the Great Lakes Financial Resources, Inc. Employee Stock Ownership Trust (and certificates evidencing such shares) are held by the ESOP Trustee acting on behalf of the ESOP.  Therefore, as a participant in the ESOP, you are not a direct shareholder of the Company.  However, under the terms of the ESOP, you do have the right to provide instructions to the ESOP Trustee regarding how the shares of Company’s common stock allocated to your ESOP Account are to be voted by the ESOP Trustee in connection with the Merger.

The Plan also provides that the ESOP Committee established as the Plan administrator, in its discretion, will instruct the ESOP Trustee how to vote shares of Company common stock that are not allocated to any participant’s ESOP Account and those allocated shares for which the ESOP Trustee does not receive participant voting instructions.  If the Merger Agreement and the Merger are approved by the holders of a majority of the outstanding shares of Company common stock, the Merger Agreement and the Merger will be approved, regardless of whether you instruct the ESOP Trustee to vote your allocated shares of Company common stock for or against the Merger Agreement and the Merger.  See the “The Plan’s Participant Voting Instruction Provision” section below for additional details.

Enclosed is a Confidential Voting Card for you to use to instruct the ESOP Trustee how you wish to vote the shares of the Company’s common stock allocated to your ESOP Account.  Your completed Confidential Voting Card must be received by 5 p.m. Central Time on November 24, 2014.

ESOP TRUSTEE POSITION ON THE MERGER/BOARD OF DIRECTORS RECOMMENDATION

The ESOP Trustee makes no recommendation to ESOP participants on how to complete their Confidential Voting Card.  However, as more fully described in the Proxy Statement, the Board of Directors of the Company has unanimously recommended that shareholders vote FOR the Merger Agreement and the Merger.

ESOP FINANCIAL ADVISOR OPINION

The ESOP Trustee has retained Prairie Capital Advisors, Inc. (“PCA”) as its independent financial advisor to assist the ESOP Trustee in the discharge of its fiduciary duties with respect to the Merger.  PCA will deliver an opinion to the ESOP Trustee stating that the consideration to be received by the ESOP for its shares of Company common stock pursuant to the Merger Agreement and the Merger is not less than “adequate consideration” (as defined by federal law) and that the terms of the Merger Agreement and the Merger are fair to the ESOP participants from a financial point of view immediately prior to the special meeting of shareholders to take place on December 2, 2014.

The ESOP Trustee previously engaged PCA to conduct a valuation of Great Lakes’ common stock as of December 31, 2013.  This previous valuation determined that each share of Great Lakes common stock had a fair market value of $220.60 per share as of December 31, 2013.

CONFIDENTIAL VOTING PROCEDURES

The Confidential Voting Card and a return envelope (with postage pre-paid) for your Confidential Voting Card are enclosed.  The ESOP Trustee and the Company have retained Blue Ridge ESOP Associates to collect and tally the participant votes and provide a confidential report of the votes to the ESOP Trustee.

Your voting instructions contained in your Confidential Voting Card with respect to the shares of Company common stock allocated to your ESOP Account will be kept confidential and will not be disclosed to Great Lakes, First Midwest or any director, officer or employee of Great Lakes or First Midwest.

After you have read this letter and the enclosed materials, please do the following:

(i)                                     Mark, date and sign your Confidential Voting Card.

(ii)                                  Either mail it to Blue Ridge ESOP Associates in the enclosed envelope or send it by fax to Blue Ridge ESOP Associates at (434) 979-7667, so that it will be received by the ESOP Trustee’s agent no later than 5 p.m. Central Time on November 24, 2014.

The Confidential Voting Card is the only document that you are required to complete and deliver in order to instruct the ESOP Trustee how to vote the shares of Company common stock allocated to your ESOP Account.  However, if your Confidential Voting Card is completed improperly (for example, it is not signed, or not marked in a way to make your instructions clear), then the ESOP Trustee may disregard it and vote the allocated shares of Company common stock in your ESOP Account at the direction of the ESOP Committee.

PLAN PROVISIONS REGARDING PARTICIPANT VOTING INSTRUCTION

The Plan’s governing documents provide that each participant is entitled to instruct the ESOP Trustee as to the voting of shares of Company common stock allocated to his/her ESOP Account with respect to the Merger Agreement and the Merger.  The Plan also provides that the ESOP Trustee will vote both the shares of Company common stock that are not allocated to any participant’s ESOP Account and those allocated shares for which it fails to receive participant voting instructions as instructed by the ESOP Committee.

The actions of the ESOP Trustee with respect to voting the shares of Company common stock held in the Plan are governed by the fiduciary duties and requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The ESOP Trustee can only follow voting instructions to the extent those instructions are consistent with the Trustee’s fiduciary duties under ERISA.  Although the law is not entirely clear on how the ERISA fiduciary duties apply with respect to the voting of employer securities, the United States Department of Labor (the “DOL”) has informally stated certain standards that it believes a trustee should follow in respect of following participant directions as to how to vote shares of stock held by a plan such as the ESOP.  Based on the guidance from the DOL, we, as ESOP trustee, are permitted to vote the shares of Company stock held in the Plan in accordance with the instructions received from its participants, if among other things, the ESOP Trustee is reasonably assured that all of the following conditions are met:

A.                                    The participants have been provided with sufficient information to enable them to make an informed decision in instructing the ESOP Trustee how to vote their allocated shares.

We have provided you with the Proxy Statement, which contains public information provided by Great Lakes and First Midwest.  As set forth in the Proxy Statement, additional information about First Midwest can be found in reports, statements and other information filed with the Securities Exchange Commission (“SEC”), which are available by mail or inspection at the SEC’s offices at 100 F Street, N.E. Room 1580 Washington, D.C. 20549 or at a website on the Internet at http://www.sec.gov.  You may request information about the voting procedures from us as well.  Our contact information is on the last page of this Voting Instruction Statement.

B.                                    The participants have acted independently and without coercion in instructing the ESOP Trustee how to vote their allocated shares.

As of the date of this Participant Voting Instruction Statement, we are unaware of any reason why the participants would not be acting independently in completing their Confidential Voting Cards, or would be subject to coercion by any individual or the Company.  The Company is aware that the participants should be free from coercion in completing their Confidential Voting Cards.  If you are subjected to any coercion by any person, please contact us.

C.                                    The individual participants’ voting instructions are kept confidential.

The Confidential Voting Cards will be tabulated by Blue Ridge ESOP Associates in its capacity as agent to the ESOP Trustee and each participant’s vote will be kept confidential by Blue Ridge ESOP Associates and by the ESOP Trustee.  Neither the Company nor First Midwest will have access to individual Confidential Voting Cards even after the matters to be voted on have been decided.

D.                                    The voting instruction provisions of the Plan are consistent with ERISA.  That is, the ESOP Trustee must follow the voting instruction provisions, unless it concludes that to do so would be imprudent or contrary to the best interests of the participants.

If participants instruct us to vote their shares of Company common stock allocated to their ESOP Account in a certain manner, and we determine that doing so would be imprudent or otherwise not for the exclusive purpose of providing benefits to the participants, then we can and must disregard the instructions of the participants, and vote all of the shares of Company common stock held by the Plan in the manner we believe is required under ERISA.  The same is true with respect to the voting directions we receive from the ESOP Committee relating to shares of Company common stock that are not allocated to any participant’s ESOP Account and allocated shares for which the ESOP Trustee does not receive participant voting instructions.  The ESOP Committee is subject to the same ERISA fiduciary duty standards of prudence and exclusive purpose when determining the voting directions it provides to the ESOP Trustee.

As of the date of this Participant Voting Instruction Statement, we have determined that following the instructions of the ESOP Committee and participants will be consistent with our fiduciary duties, and we expect this to be the case at the time the vote is made.  We have based our determination and expectation upon our preliminary review of the Merger terms, and on the assumption that the voting procedures described above will be followed and PCA’s final opinion to be delivered to us prior to the special meeting of shareholders will confirm the fairness of the Merger.

CHANGING OR REVOKING YOUR CONFIDENTIAL VOTING CARD

If you decide to change your voting instructions after you have submitted your Confidential Voting Card, you must obtain a new form from Blue Ridge ESOP Associates.  By properly completing and timely returning a new Confidential Voting Card, your previously submitted Confidential Voting Card will be automatically revoked.  You are not permitted to change your voting instructions at the special meeting of the stockholders and in the event that you choose to attend the special meeting of the shareholders in person, you will not be permitted to participate in such meeting in any manner (unless you personally own shares of Great Lakes common stock).

You may also revoke your Confidential Voting Card by notifying Blue Ridge ESOP Associates in writing of your decision to revoke, but if you do not timely submit a new valid Confidential Voting Card, the allocated shares of Company common stock held in your ESOP Account covered by the revoked Confidential Voting Card will be treated as if no Confidential Voting Card was received from you.  After 5 p.m. Central Time on November 24, 2014, no Confidential Voting Card will be accepted and no Confidential Voting Card may be changed or revoked.  Therefore, it is important that you complete and return your Confidential Voting Card in time for it to reach Blue Ridge ESOP Associates by 5 p.m. Central Time on November 24, 2014.

HOW TO CONTACT THE ESOP TRUSTEE

If you have any questions or comments concerning the procedure for completing your Confidential Voting Card, please contact the ESOP Trustee by calling Anne C. Umlauf, of GreatBanc Trust Company at (630) 810-4500.  Your communication will be kept confidential.

If you have any questions or comments concerning the procedure for returning your Confidential Voting Card please contact Blue Ridge ESOP Associates by calling Nathan Charette at (434) 220-7950 ext. 150 or faxing the ESOP Trustee, Attn: Nathan Charette at (434) 979-7667.  Your communication will be kept confidential.

Sincerely,

GreatBanc Trust Company, as Trustee of the
Great Lakes Financial Resources, Inc. Employee Stock Ownership Plan

CONFIDENTIAL VOTING CARD

Great Lakes Financial Resources, Inc. Employee Stock Ownership Plan

Voting Directions due by November 24, 2014 at 5 P.M. Central Time

The undersigned participant in the Great Lakes Financial Resources, Inc. Employee Stock Ownership Plan (the “ESOP”), revoking any previous voting directions relating to these shares, hereby acknowledges receipt of the ESOP Participant Voting Instruction Statement and Proxy Statement/Prospectus accompanying the Form S-4 Registration Statement as filed with the Securities and Exchange Commission on October 22, 2014, in connection with the Special Meeting of Stockholders to be held at 10:00 a.m. Central Time on December 2, 2014, at the offices of Seyfarth Shaw LLP, 131 S. Dearborn Street, Suite 2400, Chicago, Illinois, and does hereby direct GreatBanc Trust Company (the “Trustee”) to vote all the common stock of Great Lakes Financial Resources, Inc. (the “Company”) allocated to and held in such participant’s account in the ESOP as indicated on the matter set forth herein.  The undersigned participant acknowledges that he/she will not be permitted to participate at the Special Meeting of the Stockholders, including changing his/her voting direction.

The Company may postpone the Special Meeting of Stockholders to solicit additional voting instructions in the event that a quorum is not present or under other circumstances if deemed advisable by the Company’s Board of Directors.

MATTER TO BE VOTED ON:

1.                                      Proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 2014, between the Company and First Midwest Bancorp, Inc. (“First Midwest”) and the transactions contemplated thereby, including the merger of the Company with and into First Midwest.

FOR	☐	AGAINST	☐	ABSTAIN	☐

INSTRUCTIONS: To vote for the proposal, mark the box “For” with an “X”.  To vote against the proposal, mark the box “Against” with an “X”.  To abstain from voting, mark the box “Abstain” with an “X”.

The Board of Directors of the Company unanimously recommends a vote “FOR” the matter listed above.

THIS VOTING CARD IS SOLICITED ON BEHALF OF THE TRUSTEE AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.  THIS VOTING CARD MUST BE RECEIVED NO LATER THAN NOVEMBER 24, 2014 AT 5 P.M. CENTRAL TIME, IN ORDER FOR IT TO BE COUNTED.

Dated: , 2014
Signature of ESOP Participant

Name: John Smith

Shares: 100.0000

SSN: 9876